STATEMENT OF INVESTMENTS

Dreyfus Basic Municipal Money Market Fund

November 30, 2006 (Unaudited)

Short-Term Investments--100.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--.6%				
Haleyville Industrial Development Board, Revenue (Door Components, LLC Project) (LOC; Regions Bank)	3.60	12/7/06	2,000,000 a	2,000,000
Arizona--.5%				
The Industrial Development Authorities of the City of Tucson and the County of Pima, Joint SFMR (GIC; Trinity Funding Corporation and LOC: FHLMC, FNMA and GNMA)	4.90	8/3/07	1,750,000	1,759,703
California--.7%				
California Statewide Communities Development Authority, MFHR (Vista Montana Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.57	12/7/06	2,500,000 a,b	2,500,000
Colorado--3.2%				
City and County of Denver, MFHR (Broadway Plaza Lofts Project) (Liquidity Facility; Merrill Lynch)	3.59	12/7/06	5,915,000 a,b	5,915,000
Colorado Health Facilities Authority, Revenue (Catholic Health Initiatives)	5.50	12/1/06	1,000,000	1,000,000
Colorado Housing and Finance Authority, EDR (Closet Factory Project) (LOC; The Bank of New York)	3.62	12/7/06	2,300,000 a	2,300,000
Section 14 Metropolitan District, Jefferson County, City and County of Denver and City of Lakewood, GO, Refunding (LOC; U.S. Bank NA)	3.50	12/1/06	2,300,000	2,300,000
Connecticut--1.8%				
Connecticut Health and Educational Facilities Authority, Revenue, CP (Yale University Issue)	3.52	12/6/06	6,690,000	6,690,000
District of Columbia--.6%				
District of Columbia,				

Revenue (Idea Public Charter School) (LOC; Allfirst Bank)	3.68	12/7/06	2,300,000 a	2,300,000

Florida--1.8%

Broward County Health Facilities Authority, Revenue, Refunding (John Knox Village of Florida, Inc. Project) (Insured; Radian Bank and Liquidity Facility; SunTrust Bank)	3.80	12/1/06	3,770,000 a	3,770,000
Capital Trust Agency, Multifamily Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.56	12/7/06	2,835,000 a,b	2,835,000

Georgia--9.6%

Atlanta, Airport Revenue (Merlots Program) (Insured; FGIC and Liquidity Facility; Wachovia Bank)	3.57	12/7/06	5,070,000 a,b	5,070,000
Gainesville Housing Authority, MFHR (Lenox Park Apartments Project) (Liquidity Facility; Merrill Lynch)	3.59	12/7/06	3,310,000 a,b	3,310,000
Gwinnett County Housing Authority, MFHR, Refunding (Palisades at Satellite Crossing Apartments Project) (LOC; SunTrust Bank)	3.54	12/7/06	5,000,000 a	5,000,000
Metropolitan Atlanta Rapid Transit Authority, Sales Tax Revenue, CP (LOC; Dexia Credit Locale)	3.60	1/18/07	1,500,000	1,500,000
Savannah Economic Development Authority, Exempt Facility Revenue (Home Depot Project)	3.54	12/7/06	20,000,000 a	20,000,000

Idaho--.8%

Oneida County Economic Corporation, IDR (Hess Pumice Products, Inc. Project) (LOC; Key Bank)	3.62	12/7/06	3,055,000 a	3,055,000

Illinois--7.6%

Chicago, Collateralized SFMR	3.80	10/19/07	3,000,000	3,000,000
Cook County Community Consolidated School District Number 21, Educational Purposes TAW	4.75	4/1/07	5,975,000	5,993,267
Illinois, GO (Liquidity Facility; Citibank NA)	3.52	12/7/06	2,685,000 a,b	2,685,000
Illinois, GO (Liquidity Facility;				

Citigroup Global Markets Holdings)	3.52	12/7/06	2,505,000 a,b	2,505,000
Illinois Development Finance Authority, IDR (Wisconsin Tool Project) (LOC; Wachovia Bank)	3.58	12/7/06	3,990,000 a	3,990,000
Illinois Development Finance Authority, Revenue (Aurora Central Catholic High School) (LOC; Allied Irish Banks)	3.76	12/7/06	1,000,000 a	1,000,000
Illinois Development Finance Authority, Revenue (Park Ridge Youth Campus Project) (LOC; ABN-AMRO)	3.58	12/7/06	1,300,000 a	1,300,000
Illinois Finance Authority, IDR (CFC International Inc. Project) (LOC; ABN-AMRO)	3.55	12/7/06	1,800,000 a	1,800,000
University of Illinois Board of Trustees, Auxiliary Facilities System Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; PB Capital Corp.)	3.53	12/7/06	5,235,000 a,b	5,235,000

Indiana--2.9%

Fort Wayne, EDR (Park Center Project) (LOC; National City Bank)	3.55	12/7/06	2,765,000 a	2,765,000
Gary, EDR (Gary County Market Project) (LOC; ABN-AMRO)	3.55	12/7/06	3,275,000 a	3,275,000
Indiana Health Facility Financing Authority, Revenue (Ascension Health Subordinate Credit Group)	5.00	5/1/07	640,000	643,635
Lawrence-Fort Harrison Reuse Authority, Tax Increment Revenue (Fort Harrison Military Base) (LOC; Fifth Third Bank)	3.65	12/7/06	3,800,000 a	3,800,000

Kentucky--1.4%

Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	3.60	12/7/06	5,000,000 a	5,000,000

Louisiana--2.0%

Lehman Municipal Trust Receipts (Jefferson Parish Home Mortgage Authority) (Liquidity Facility; Lehman Liquidity Corporation and LOC: FNMA and GNMA)	3.61	12/7/06	5,140,000 a,b	5,140,000
Zachary Community School District				

Number 1, GO Notes (Insured; AMBAC)	5.00	3/1/07	1,940,000	1,945,877

Maryland--.7%

Maryland Economic Development
  Corporation, Revenue
  (Chesapeake Advertising
  Facility) (LOC; M&T Bank) | 3.88 | 12/7/06 | 2,460,000 a | 2,460,000 |

Massachusetts--1.4%

Massachusetts,
  GO (Central Artery/Ted
  Williams Tunnel Infrastructure
  Loan Act of 2000) (Liquidity
  Facility; Landesbank
  Baden-Wurttemberg) | 3.65 | 12/1/06 | 5,000,000 a | 5,000,000 |

Michigan--5.7%

ABN AMRO Munitops Certificate
  Trust, Revenue (Michigan Housing
  Development Authority) (Insured;
  GNMA and Liquidity Facility;
  ABN-AMRO) | 3.60 | 12/7/06 | 9,495,000 a,b | 9,495,000 |

Michigan Hospital Finance
  Authority, Revenue (Healthcare
  Equipment Loan Program) (LOC;
  Fifth Third Bank) | 3.53 | 12/7/06 | 2,900,000 a | 2,900,000 |

Michigan Strategic Fund,
  LOR (NSS Technologies Project)
  (LOC; Wachovia Bank) | 3.58 | 12/7/06 | 4,000,000 a | 4,000,000 |

Oakland County Economic
  Development Corporation, LOR
  (Michigan Seamless Tube LLC
  Project) (LOC; ABM-AMRO) | 3.65 | 12/7/06 | 4,350,000 a | 4,350,000 |

Minnesota--.5%

Waite Park,
  IDR (McDowall Company Project)
  (LOC; U.S Bank NA) | 3.81 | 12/7/06 | 1,740,000 a | 1,740,000 |

Mississippi--.7%

Mississippi Business Finance
  Corporation, Revenue (Jackson
  Preparatory School Foundation
  Project) (LOC; First Tennessee
  Bank) | 3.55 | 12/7/06 | 2,420,000 a | 2,420,000 |

Missouri--1.0%

Saint Louis Industrial Development
  Authority, MFHR (Windward
  Estates Project) (GIC; IXIS
  Corporate and Investment Bank
  and Liquidity Facility;

Merrill Lynch Capital Services)	3.61	12/7/06	3,500,000 a,b	3,500,000

Nevada--2.6%
Clark County,
    EDR (Lutheran Secondary School
    Association Project) (LOC;

Allied Irish Banks)	3.70	12/7/06	3,700,000 a	3,700,000

Reno,
    Subordinate Lien Sales Tax
    Revenue (ReTrac-Reno
    Transportation Rail Access
    Corridor Project) (Liquidity
    Facility; Goldman Sachs Group

and LOC; Goldman Sachs Group)	3.54	12/7/06	5,780,000 a,b	5,780,000

North Carolina--2.7%
Iredell County Industrial
    Facilities and Pollution
    Control Financing Authority,
    Revenue (Onsrud Inc. Project)

(LOC; Wachovia Bank)	3.58	12/7/06	3,300,000 a	3,300,000

North Carolina Medical Care
    Commission, Health Care
    Facility Revenue (Merlots
    Program) (Providence Place
    Retirement Community Nursing
    Home Project) (Liquidity
    Facility; Wachovia Bank and

LOC; GNMA)	3.52	12/7/06	6,510,000 a,b	6,510,000

Ohio--2.6%
Clark County,
    Solid Waste Facilities Revenue
    (Eastwood Dairy LLC Project)

(LOC; National City Bank)	3.61	12/7/06	2,750,000 a	2,750,000

Ohio State Higher Educational
    Facilities, Revenue
    (Cedarville University

Project) (LOC; Key Bank)	3.55	12/7/06	6,725,000 a	6,725,000

Pennsylvania--13.9%
Bethlehem Area School District,
    GO Notes (Insured; FSA and
    Liquidity Facility; Dexia

Credit Locale)	3.51	12/7/06	5,000,000 a	5,000,000

Bucks County Industrial
    Development Authority, Revenue
    (Christian Life Center

Project) (LOC; Wachovia Bank)	3.58	12/7/06	1,700,000 a	1,700,000

Chester County Industrial
    Development Authority, Student
    Housing Revenue (University
    Student Housing LLC Project)

(LOC; Citizens Bank of Pennsylvania)	3.51	12/7/06	7,225,000 a	7,225,000
Dauphin County General Authority, Revenue (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.51	12/7/06	2,300,000 a	2,300,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.50	12/7/06	6,400,000 a	6,400,000
Lancaster County, GO Notes (Insured; FSA and Liquidity Facility; Royal Bank of Canada)	3.51	12/7/06	3,000,000 a	3,000,000
Lancaster Industrial Development Authority, Revenue (Student Lodging and Student Services Project) (LOC; Fulton Bank)	3.58	12/7/06	4,315,000 a	4,315,000
Mount Lebanon School District, GO Notes (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.52	12/7/06	5,175,000 a,b	5,175,000
North Wales Water Authority, Rural Water Projects Revenue Notes	3.63	4/2/07	2,500,000	2,500,000
Philadelphia Authority for Industrial Development, Healthcare Facility Revenue (Greater Philadelphia Health Action Project) (LOC; Commerce Bank)	3.51	12/7/06	3,400,000 a	3,400,000
Reading Regional Airport Authority, Revenue (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3.53	12/7/06	3,940,000 a	3,940,000
Scranton Redevelopment Authority, LR (LOC; PNC Bank N.A.)	3.53	12/7/06	1,900,000 a	1,900,000
Spring Grove Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.51	12/7/06	3,500,000 a	3,500,000

South Carolina--1.4%

South Carolina Association of Governmental Organizations, COP, TAN	4.25	4/13/07	5,000,000	5,005,825

Tennessee--8.1%

Chattanooga Metropolitan Airport Authority, Revenue, Refunding (LOC; First Tennessee Bank)	3.65	12/7/06	9,325,000 a	9,325,000
Sevier County Public Building Authority, Revenue (Local Government Public Improvement) (Insured; AMBAC and Liquidity				

Facility; KBC Bank)	3.50	12/7/06	5,000,000 a	5,000,000
Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.54	12/7/06	5,000,000 a,b	5,000,000
Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas)	3.53	12/7/06	10,000,000 a,b	10,000,000

Texas--8.1%

El Paso County Hospital District, GO Notes (Putters Program) (Insured; AMBAC and Liquidity Facility; Deutsche Postbank)	3.53	12/7/06	3,470,000 a,b	3,470,000
Greenville Industrial Development Corporation, IDR (Woodgrain Project) (LOC; General Electric Capital Corp.)	3.58	12/7/06	3,225,000 a	3,225,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.60	3/13/07	5,000,000	5,000,000
Houston, CP (Liquidity Facility; JPMorgan Chase Bank)	3.62	1/10/07	5,000,000	5,000,000
Lower Neches Valley Authority Industrial Development Corporation, Exempt Facilities Revenue (Onyx Environmental Services, LLC Project) (LOC; Bank of America)	3.55	12/7/06	3,400,000 a	3,400,000
Port of Port Arthur Navigation District, Environmental Facilities Revenue, Refunding (Motiva Enterprises Project)	3.65	12/7/06	5,945,000 a	5,945,000
Revenue Bond Certificate Series Trust, Revenue (Siena Place) (GIC; AIG Funding Inc.)	3.98	12/7/06	3,315,000 a,b	3,315,000

Utah--2.6%

Intermountain Power Agency, Power Supply Revenue (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	3.54	12/1/06	3,050,000	3,050,000
Utah Housing Finance Agency, MFHR, Refunding (Candlestick Apartments LLC) (Insured; FNMA and Liquidity Facility; FNMA)	3.53	12/7/06	6,400,000 a	6,400,000

Vermont--.2%

Vermont Educational and Health Buildings Financing Agency, Revenue (Capital Asset Financing Program) (LOC; M&T Bank)	3.58	12/7/06	880,000 a	880,000

Virginia--3.7%

Hanover County Industrial Development Authority, IDR (Iron and Metal Company Project) (LOC; Branch Banking and Trust Company)	3.62	12/7/06	3,265,000 a	3,265,000
Patrick County Industrial Development Authority, IDR (Narroflex Inc. Project) (LOC; HSBC Bank USA)	3.65	12/7/06	3,710,000 a	3,710,000
Roanoke Industrial Development Authority, IDR (Virginia Transformer Corporation) (LOC; SunTrust Bank)	3.64	12/7/06	1,290,000 a	1,290,000
Virginia Housing Development Authority, Commonwealth Mortgage Revenue	3.80	12/12/06	5,000,000	5,000,000

Washington--4.7%

Port Chehalis Industrial Development Corporation, Revenue (JLT Holding LLC Project) (LOC; Key Bank)	3.62	12/7/06	2,970,000 a	2,970,000
Washington Housing Finance Commission, MFHR (Vintage Everett Living) (Insured; FNMA and Liquidity Facility; FNMA)	3.56	12/7/06	5,250,000 a	5,250,000
Washington Housing Finance Commission, MFHR, Refunding (Avalon Ridge Apartments Project) (Collateralized; FNMA)	3.58	12/7/06	8,755,000 a	8,755,000

Wisconsin--2.8%

Lake Geneva-Genoa City Union High School District, BAN	4.00	10/15/07	2,000,000	2,001,398
Racine, Note Anticipation Notes	4.50	12/28/06	3,800,000	3,800,000
Sturgeon Bay, Note Anticipation Notes	4.40	4/2/07	1,000,000	1,001,210
Wisconsin Health and Educational Facilities Authority, Revenue (Mequon Jewish Project) (LOC; Bank One)	3.53	12/7/06	3,190,000 a	3,190,000

Wyoming--3.3%

Campbell County, IDR (Two Elk Power Generation Station Project) (LOC; Citibank NA)	3.80	11/30/07	7,000,000	7,000,000
Campbell County, IDR (Two Elk Power Generation Station Project) (LOC; Citigroup Global Market				

Holdings)	3.80	11/30/07	5,000,000	5,000,000

Total Investments (cost $362,615,915)	**100.2%**	**362,615,915**
Liabilities, Less Cash and Receivables	**(.2%)**	**(803,001)**
Net Assets	**100.0%**	**361,812,914**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2006, these securities amounted to $87,440,000 or 24.2% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Basic New Jersey Municipal Money Market Fund

November 30, 2006 (Unaudited)

Short-Term Investments--101.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey--97.7%				
Avalon Borough,				
GO Notes (Insured; FSA)	5.25	9/1/07	100,000	101,064
Bayonne Municipal Utilities				
Authority, Water System				
Revenue (Insured; MBIA)	5.00	1/1/07	175,000	175,157
Burlington Township,				
GO Notes (Insured; XLCA)	3.75	2/15/07	340,000	340,205
Camden County Improvement				
Authority, Health Care				
Redevelopment Project Revenue				
(Cooper Health System				
Obligated Group Issue) (LOC;				
Commerce Bank N.A.)	3.58	12/7/06	6,000,000 a	6,000,000
Cherry Hill Township,				
GO Notes, Refunding	4.60	7/15/07	100,000	100,542
Deptford Township,				
GO Notes, BAN	4.50	7/20/07	1,000,000	1,003,649
Egg Harbor,				
GO Notes, BAN	4.50	6/1/07	1,500,000	1,504,333
Fair Haven Borough,				
GO Notes, BAN	4.50	2/20/07	1,000,000	1,002,143
High Bridge Borough,				
BAN	4.50	7/27/07	1,272,700	1,276,924
Hudson County,				
COP, Refunding (AGH Leasing,				
Inc.) (Insured; MBIA)	6.00	12/1/06	115,000	115,000
Hunterdon County,				
General Improvement GO	4.25	12/15/06	125,000	125,020
Irvington Township,				
GO Notes, BAN	4.50	3/15/07	1,000,000	1,002,362
Lenape Regional High School				
District Board of Education,				
GO Notes (Insured; FGIC)	5.00	4/1/07	140,000	140,517
Mercer County Improvement				
Authority, Revenue (Children's				
Home Society Project) (LOC;				
Wachovia Bank)	3.54	12/7/06	935,000 a	935,000
Middlesex County,				
GO Notes	4.00	1/1/07	100,000	100,019
Morris Plains School District,				
Temporary Notes	4.50	5/2/07	1,025,000	1,027,359
New Jersey,				
COP (Equipment Lease Purchase				
Agreement) (Insured; AMBAC)	4.50	6/15/07	200,000	200,834
New Jersey,				
GO Notes (Liquidity Facility;				
JPMorgan Chase Bank)	3.54	12/7/06	2,500,000 a,b	2,500,000

New Jersey,				
GO Notes, Refunding	5.80	2/15/07	350,000	351,500
New Jersey Economic Development Authority, Dock Facility Revenue, Refunding (Bayonne/IMTT-Bayonne Project) (LOC; SunTrust Bank)	3.60	12/1/06	100,000 a	100,000
New Jersey Economic Development Authority, EDR (AJV Holdings LLC Project) (LOC; JPMorgan Chase Bank)	3.90	12/7/06	675,000 a	675,000
New Jersey Economic Development Authority, EDR (ARND LLC Project) (LOC; Comerica Bank)	3.63	12/7/06	3,500,000 a	3,500,000
New Jersey Economic Development Authority, EDR (Challenge Printing Project) (LOC; Wachovia Bank)	3.59	12/7/06	1,225,000 a	1,225,000
New Jersey Economic Development Authority, EDR (Hathaway Association LLC Project) (LOC; Wachovia Bank)	3.59	12/7/06	2,115,000 a	2,115,000
New Jersey Economic Development Authority, EDR (Park Lane Associates Project) (LOC; Wachovia Bank)	3.59	12/7/06	540,000 a	540,000
New Jersey Economic Development Authority, EDR (Parke Place Associates Project) (LOC; Commerce Bank N.A.)	3.78	12/7/06	5,700,000 a	5,700,000
New Jersey Economic Development Authority, EDR (RCC Properties LLC Project) (LOC; Wachovia Bank)	3.59	12/7/06	1,845,000 a	1,845,000
New Jersey Economic Development Authority, EDR (Saint Peters Preparatory School) (LOC; Wachovia Bank)	3.54	12/7/06	940,000 a	940,000
New Jersey Economic Development Authority, EDR (Stamato Realty LLC Project) (LOC; Comerica Bank)	3.55	12/7/06	3,215,000 a	3,215,000
New Jersey Economic Development Authority, EDR (United Window and Door Manufacturing Inc.) (LOC; Wachovia Bank)	3.59	12/7/06	160,000 a	160,000
New Jersey Economic Development Authority, EDR (Wearbest Sil-Tex Mills Project) (LOC; The Bank of New York)	3.60	12/7/06	1,265,000 a	1,265,000
New Jersey Economic Development Authority, EDR, Refunding (RDR Investment Company LLC) (LOC; Wachovia Bank)	3.59	12/7/06	500,000 a	500,000

New Jersey Economic Development Authority, First Mortgage Revenue (Crane's Mill Project)	7.38	2/1/07	120,000 c	123,163
New Jersey Economic Development Authority, IDR (CST Products, LLC Project) (LOC; National Bank of Canada)	3.60	12/7/06	3,000,000 a	3,000,000
New Jersey Economic Development Authority, IDR (Pennwell Holdings LLC Project) (LOC; Wachovia Bank)	3.59	12/7/06	2,555,000 a	2,555,000
New Jersey Economic Development Authority, Revenue (Four Woodbury Mews Project) (LOC; Bank of America)	3.74	12/7/06	5,000,000 a	5,000,000
New Jersey Economic Development Authority, Revenue (Joseph H. Moreng, Jr. and James Moreng Leasing Partnership) (LOC; Wachovia Bank)	3.54	12/7/06	1,200,000 a	1,200,000
New Jersey Economic Development Authority, Revenue (Melrich Road Development Company, LLC Project) (LOC; Wachovia Bank)	3.59	12/7/06	2,370,000 a	2,370,000
New Jersey Economic Development Authority, Revenue (Oak Hill Academy Project) (LOC; Wachovia Bank)	3.54	12/7/06	1,980,000 a	1,980,000
New Jersey Economic Development Authority, Revenue, Refunding (Gloucester Marine Terminal Project) (Liquidity Facility; Goldman Sachs Group Inc. and LOC; Goldman Sachs Group Inc.)	3.58	12/7/06	3,100,000 a,b	3,100,000
New Jersey Economic Development Authority, Revenue, Refunding (Station Plaza Park and Ride, L.P. Project) (LOC; Wachovia Bank)	3.54	12/7/06	2,700,000 a	2,700,000
New Jersey Economic Development Authority, School Facilities Construction Revenue (LOC: Bank of Nova Scotia and Lloyds TSB Bank PLC)	3.61	12/1/06	5,400,000 a	5,400,000
New Jersey Economic Development Authority, School Revenue (The Peddie School Project)	4.00	2/1/07	200,000	200,048
New Jersey Economic Development Authority, Thermal Energy Facilites Revenue (Thermal Energy Limited Partnership I Project) (LOC; Bank One)	3.50	12/7/06	2,500,000 a	2,500,000
New Jersey Educational Facilities Authority, Dormitory Safety				

Trust Fund Revenue	5.00	3/1/07	250,000	250,718
New Jersey Educational Facilities Authority, Refunding (Higher Education Facilities Trust Fund)	5.00	9/1/07	1,290,000	1,302,704
New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue (Insured; MBIA)	5.20	10/1/07	100,000	100,775
New Jersey Housing and Mortgage Finance Agency, SFHR (Liquidity Facility; Dexia Credit Locale)	3.56	12/7/06	525,000 a	525,000
New Jersey Housing and Mortgage Finance Agency, SFHR (Liquidity Facility; Dexia Credit Locale)	3.56	12/7/06	5,165,000 a	5,165,000
New Jersey Transportation Trust Fund Authority (Putters Program) (Transportation System) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.52	12/7/06	3,500,000 a,b	3,500,000
New Jersey Transportation Trust Fund Authority (Transportation System)	5.00	12/15/06	200,000	200,074
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; FGIC)	5.00	12/15/06	250,000	250,107
New Jersey Turnpike Authority, Turnpike Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.52	12/7/06	600,000 a,b	600,000
Newark Housing Authority, MFHR (Liquidity Facility; Merrill Lynch)	3.59	12/7/06	923,000 a,b	923,000
North Caldwell Borough Board of Education, GO Notes (Insured; FSA)	3.75	1/15/07	310,000	310,000
Ocean Township, GO Notes, BAN	3.75	11/8/07	1,000,000	1,000,450
Ocean Township, GO Notes, BAN	4.00	12/6/07	1,850,750 d	1,856,099
Oceanport, GO Notes, BAN	4.50	5/31/07	572,700	574,343
Port Authority of New York and New Jersey (Consolidated Bonds, 103th Series) (Insured; MBIA)	4.90	12/15/06	200,000	200,084
Port Authority of New York and New Jersey (Consolidated Bonds, 120th Series) (Insured; MBIA)	5.75	10/15/07	1,000,000	1,017,408
Port Authority of New York and New Jersey (Consolidated Bonds, 139th Series) (Insured; FGIC				

and Liquidity Facility; Dexia Credit Locale)	3.53	12/7/06	1,740,000 a,b	1,740,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; Bank of Nova Scotia)	3.69	12/1/06	2,100,000 a	2,100,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.69	12/1/06	4,200,000 a	4,200,000
Port Authority of New York and New Jersey, Transit Revenue (Putters Program) (Insured; CIFG and Liquidity Facility; JPMorgan Chase Bank)	3.55	12/7/06	1,750,000 a,b	1,750,000
Ringwood Borough, GO Notes, BAN	4.00	11/9/07	817,500	819,718
Stafford Township, GO Notes, BAN	4.50	12/20/06	1,000,000	1,000,528
Sussex County Municipal Utilities Authority, Project Notes	4.50	12/29/06	1,000,000	1,000,778
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.53	12/7/06	6,250,000 a,b	6,250,000
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.54	12/7/06	4,995,000 a,b	4,995,000
University of Medicine and Dentistry of New Jersey, Revenue (Insured; AMBAC and Liquidity Facility; Bank of America)	3.48	12/7/06	300,000 a	300,000
Wanaque Borough, GO Notes, BAN	4.50	2/16/07	541,700	542,915
Wood-Ridge Borough, BAN	4.00	2/23/07	1,201,875	1,202,687

U.S. Related--3.6%

Puerto Rico Commonwealth, Public Improvement (Insured; Assured Guaranty and Liquidity Facility; Morgan Stanley Bank)	3.51	12/7/06	3,300,000 a,b	3,300,000
Puerto Rico Industrial Tourist Educational Medical and Environmental Control Facilities Financing Authority, Environmental				

Control Facilities Revenue (Bristol-Myers Squibb Company Project)	3.55	12/7/06	900,000 a	900,000

Total Investments (cost $117,787,227)	**101.3%**	**117,787,227**
Liabilities, Less Cash and Receivables	**(1.3%)**	**(1,481,284)**
Net Assets	**100.0%**	**116,305,943**

a   Securities payable on demand. Variable interest rate--subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2006, these securities amounted to $28,658,000 or 24.6% of net assets.
c   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
d   Purchased on a delayed delivery basis.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	AGC	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation	CP	Commercial Paper
EDR	Economic Development Revenue	EIR	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank	FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	FSA	Financial Security Assurance
GAN	Grant Anticipation Notes	GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	GO	General Obligation
HR	Hospital Revenue	IDB	Industrial Development Board
IDC	Industrial Development Corporation	IDR	Industrial Development Revenue
LOC	Letter of Credit	LOR	Limited Obligation Revenue
LR	Lease Revenue	MBIA	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue	MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	PILOT	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	SBPA	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	SFMR	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	SWDR	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	TAW	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	XLCA	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Premier Select Municipal Bond Fund

November 30, 2006 (Unaudited)

Long-Term Municipal Investments--97.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--16.1%				
California, GO	5.25	10/1/16	695,000	702,075
California, GO (Insured; MBIA)	5.25	9/1/10	105,000 a	111,842
California, GO Veterans (Insured; FSA)	5.45	12/1/24	3,430,000	3,461,453
California Department of Water Resources, Power Supply Revenue (Insured; XLCA)	5.38	5/1/12	4,000,000 a	4,416,000
California Public Works Board, LR (Department of Corrections) (Insured; AMBAC)	5.25	3/1/21	1,000,000	1,068,400
East Bay Municipal Utility District, Water System Revenue (Insured; MBIA)	5.00	6/1/21	1,125,000	1,191,127
East Side Union High School District, GO (County of Santa Clara, 2002 Election Series) (Insured; FGIC)	5.00	8/1/18	1,345,000	1,449,493
East Side Union High School District, GO (County of Santa Clara, 2002 Election Series) (Insured; FGIC)	5.00	8/1/19	1,410,000	1,519,543
Fullerton Joint Union High School District (Insured; FSA)	5.00	8/1/18	760,000	806,155
Glendale Community College District (Insured; FGIC)	0.00	8/1/20	1,200,000	680,784
Glendale Community College District (Insured; FGIC)	0.00	8/1/21	1,520,000	823,734
Glendora Unified School District, GO (Insured; FGIC)	0.00	8/1/26	2,575,000	1,113,044
Glendora Unified School District, GO (Insured; FGIC)	0.00	8/1/27	2,000,000	828,420
Nevada Joint Union High School District, GO (Nevada and Yuba Counties) (Insured; FSA)	5.00	8/1/22	1,160,000	1,230,946
Placer Union High School District (Insured; FSA)	0.00	8/1/27	4,110,000	1,702,403
Placer Union High School District (Insured; FSA)	0.00	8/1/28	4,000,000	1,587,680
Redevelopment Agency of the City of Corona (Merger Downtown and Amended Project Area "A") (2004 Tax Allocation)				

(Insured; FGIC)	5.00	9/1/18	1,520,000	1,648,622
Sacramento City Financing Authority, Capital Improvement Revenue (Water and Capital Improvement Projects) (Insured; AMBAC)	5.00	12/1/26	1,100,000	1,153,229
San Jose (Library Parks and Public Safety Projects)	5.00	9/1/19	1,575,000	1,689,833
San Juan Unified School District (Insured; MBIA)	5.25	8/1/19	1,295,000	1,421,832
San Juan Unified School District (Insured; MBIA)	5.25	8/1/20	1,425,000	1,564,564
Tustin Unified School District, Special Tax (Senior Lien Community Facilities Disctrict 97) (Insured; FSA)	0.00	9/1/21	1,615,000	872,181
Walnut Valley Unified School District (Insured; FGIC)	6.50	8/1/19	1,765,000	1,773,949
Colorado--2.6%				
Colorado Health Facilities Authority, Revenue (Porter Place, Inc. Project) (Collateralized; GMNA)	5.88	1/20/20	1,940,000	2,065,402
Northwest Parkway Public Highway Authority, Senior Revenue (Insured; FSA)	0.00	6/15/26	10,000,000	3,358,000
Delaware--4.8%				
Delaware Economic Development Authority, Revenue (Pollution Control Delmarva Project) (Insured; AMBAC)	5.20	2/1/19	6,000,000	6,374,940
Delaware Housing Authority, Revenue	5.40	7/1/24	1,280,000	1,323,008
Wilmington, MFHR (GNMA Collateralized Mortgage Loan-Market Street Mews Project)	5.45	9/20/22	2,000,000	2,102,020
Florida--5.5%				
Florida Intergovernmental Finance Commission, Capital Revenue (Insured; AMBAC)	5.13	2/1/31	3,500,000	3,668,805
Miami-Dade County School Board, COP (Miami-Dade County School Board Foundation, Inc.) (Insured; AMBAC)	5.00	11/1/26	1,000,000	1,076,520
Saint Lucie County School Board, COP (Florida Master Lease Program) (Insured; FSA)	5.00	7/1/18	1,635,000	1,750,415
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of				

Development RI-13) (Insured; MBIA)	5.00	8/1/26	1,955,000	2,111,205
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/31	1,000,000	1,077,400
Winter Park, Water and Sewer Revenue (Insured; AMBAC)	5.38	12/1/19	1,525,000	1,664,370
Georgia--2.0%				
Atlanta, Water and Wastewater Revenue (Insured; FGIC)	5.50	11/1/18	1,200,000	1,374,816
Bulloch County Development Authority, Student Housing LR (Georgia Southern University Project) (Insured; AMBAC)	5.00	8/1/18	970,000	1,034,680
De Kalb County Housing Authority, MFHR (Longleaf Apartments Project) (Collateralized; GNMA)	5.45	10/20/24	1,540,000	1,674,765
Idaho--6.7%				
Boise State University, Student Union and Housing System Revenue (Insured; AMBAC)	5.00	4/1/17	1,015,000	1,089,765
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/12	5,000 [a]	5,441
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/22	2,995,000	3,229,748
Caldwell, Parity Lien Sewer Revenue (Insured; FSA)	5.75	9/1/18	2,625,000	2,863,980
Canyon County School District Number 132 (Caldwell) GO School (Insured; MBIA)	5.25	7/30/16	1,405,000	1,523,554
Idaho Housing and Finance Association, SFMR	5.63	7/1/15	450,000	456,624
Idaho Housing and Finance Association, SFMR	4.90	1/1/26	2,000,000	2,035,460
Idaho Housing and Finance Association, SFMR	4.80	1/1/28	1,400,000	1,414,252
The Regents of the University of Idaho, Student Fee Revenue (Insured; FSA)	5.00	4/1/14	1,080,000	1,170,018
Illinois--.4%				
Southwestern Illinois Development Authority, Local Government Program Revenue (Triad Community Unit School District Number 2 Project) (Insured;				

MBIA)	0.00	10/1/25	2,000,000	894,120
Kentucky--.8%				
Barbourville,				
Educational Facilities First				
Mortgage Revenue (Union				
College Energy Conservation				
Project)	5.25	9/1/26	1,500,000	1,554,930
Louisiana--3.0%				
Louisiana Office Facilities Corp.,				
LR (Capital Complex Program)				
(Insured; MBIA)	5.25	3/1/17	3,000,000	3,128,070
Orleans Parish School Board				
(Insured; FGIC)	5.20	2/1/14	3,000,000	3,006,810
Maine--2.8%				
Maine Housing Authority				
(Mortgage Purchase)	5.85	11/15/20	1,230,000	1,284,661
Maine Housing Authority				
(Mortgage Purchase)	5.35	11/15/21	4,290,000	4,465,075
Maryland--6.1%				
Hyattsville,				
Special Obligation Revenue				
(University Town Center				
Project)	5.60	7/1/24	1,500,000	1,596,600
Maryland Community Development				
Administration, Department of				
Housing and Community				
Development, Housing Revenue	5.95	7/1/23	1,860,000	1,898,818
Maryland Community Development				
Administration, Department of				
Housing and Community				
Development, Residential				
Revenue (Single Family Program)	4.75	4/1/13	2,090,000	2,159,033
Maryland Health and Higher				
Educational Facilities				
Authority, FHA Insured				
Mortgage Revenue (Western				
Maryland Health System Issue)				
(Insured; MBIA)	4.63	1/1/27	1,500,000	1,544,460
Maryland Health and Higher				
Educational Facilities				
Authority, Revenue (John				
Hopkins Medical Institutions				
Utilities Program Issue)	5.00	5/15/37	5,000,000	5,335,400
Massachusetts--1.5%				
Massachusetts Development Finance				
Agency, Revenue (Credit				
Housing-Chelsea Homes)	5.00	12/15/24	1,200,000	1,233,972
Massachusetts Housing Finance				
Agency, Housing Revenue	5.00	12/1/28	1,700,000	1,756,474
Massachusetts Housing Finance				
Agency, SFHR	7.13	6/1/25	55,000	55,069
Michigan--2.1%				

Grand Traverse County Building				
Authority, GO (Insured; MBIA)	5.00	5/1/25	1,070,000	1,124,559
Kalamazoo Hospital Finance				
Authority, HR (Borgess Medical				
Center) (Insured; FGIC)	6.25	6/1/14	1,000,000	1,171,810
Michigan Municipal Bond Authority,				
Revenue (Local Government Loan				
Program) (Insured; FGIC)	6.13	12/1/18	750,000	751,522
Warren Consolidated Schools				
District, GO (Insured; FSA)	4.25	5/1/25	1,240,000	1,244,266
Mississippi--1.2%				
Mississippi Development Bank,				
Special Obligation (Waveland,				
GO Public Improvement Bond				
Project) (Insured; AMBAC)	5.00	11/1/20	1,315,000	1,415,019
Mississippi Development Bank,				
Special Obligation Revenue				
(Covington County				
Hospital/Nursing Home Project)				
(Insured; AMBAC)	5.00	7/1/27	1,000,000	1,083,500
Missouri--4.9%				
Curators of the University of				
Missouri, Systems Facilities				
Revenue	5.00	11/1/21	1,605,000	1,732,822
Missouri Housing Development				
Commission, MFHR				
(Collateralized; FHA)	5.25	12/1/16	1,520,000	1,596,030
Missouri Housing Development				
Commission, MFHR				
(Collateralized; FHA)	5.38	12/1/18	1,345,000	1,394,456
Missouri Housing Development				
Commission, SFMR				
(Homeownership Loan Program)				
(Collateralized: FHLMC, FNMA				
and GNMA)	5.00	9/1/37	2,500,000	2,588,800
Saint Louis County,				
Annual Appropriation-Supported				
Tax Increment Revenue (Lambert				
Airport Eastern Perimeter				
Redevelopment Project)				
(Insured; AMBAC)	5.00	2/15/25	1,265,000	1,359,040
Saint Louis County,				
Annual Appropriation-Supported				
Tax Increment Revenue (Lambert				
Airport Eastern Perimeter				
Redevelopment Project)				
(Insured; AMBAC)	5.00	2/15/26	1,325,000	1,423,500
Montana--2.1%				
Montana Board of Housing,				
SFMR	5.60	12/1/23	2,015,000	2,056,328
Montana Board of Regents,				
Higher Education Revenue				

(Montana State University)				
(Insured; AMBAC)	5.00	11/15/20	1,210,000	1,310,188
Montana Board of Regents,				
Higher Education Revenue				
(Montana State University)				
(Insured; AMBAC)	5.00	11/15/21	950,000	1,026,627
Nebraska--1.2%				
Municipal Energy Agency of				
Nebraska, Power Supply System				
Revenue (Insured; AMBAC)	5.25	4/1/16	2,305,000	2,479,926
New Hampshire--2.2%				
New Hampshire Higher Educational				
and Health Facilities				
Authority, HR (Androscoggin				
Valley Hospital)	5.75	11/1/17	1,475,000	1,526,463
New Hampshire Housing Finance				
Authority, Mortgage Revenue	6.85	7/1/14	5,000	5,009
New Hampshire Housing Finance				
Authority, Multi-Family Revenue	5.05	7/1/12	1,175,000	1,204,962
New Hampshire Housing Finance				
Authority, Multi-Family Revenue	5.15	7/1/13	1,815,000	1,864,041
New Jersey--.6%				
New Jersey Turnpike Authority,				
Turnpike Revenue	6.50	1/1/16	65,000	76,618
New Jersey Turnpike Authority,				
Turnpike Revenue	6.50	1/1/16	185,000	216,781
New Jersey Turnpike Authority,				
Turnpike Revenue	6.50	1/1/16	750,000	884,055
New Mexico--.8%				
New Mexico Finance Authority,				
Court Facilities Fee Revenue				
(Insured; MBIA)	5.00	6/15/11	1,500,000 [a]	1,588,845
New York--1.8%				
New York City Municipal Water				
Finance Authority, Water and				
Sewer System Revenue (Insured;				
MBIA)	5.13	6/15/21	2,000,000	2,036,720
New York State Thruway Authority,				
State Personal Income Tax				
Revenue (Transportation)				
(Insured; MBIA)	5.00	3/15/20	1,575,000	1,694,857
North Carolina--4.8%				
North Carolina Housing Finance				
Agency, Home Ownership Revenue	5.88	7/1/31	7,205,000	7,454,653
Onslow County Hospital Authority,				
FHA Insured Mortgage Revenue				
(Onslow Memorial Hospital				
Project) (Insured; MBIA)	5.00	10/1/25	1,250,000	1,342,862
Randolph County,				
COP (Insured; AMBAC)	5.00	2/1/21	1,060,000	1,149,538
Ohio--3.7%				
Lorain,				

Hospital Improvement Revenue (Lakeland Community Hospital, Inc.)	6.50	11/15/12	660,000	670,831
Ohio Housing Finance Agency, MFHR (Collateralized Mortgage Loan - The Salvation Army Booth Residence) (Collateralized; GNMA)	5.00	11/20/47	2,200,000	2,252,580
Ohio Water Development Authority, Water Development Revenue (Fresh Water Improvement)	4.75	12/1/27	3,000,000	3,098,910
Sharonville (Insured; FGIC)	5.25	6/1/17	1,480,000	1,614,636
Oregon--1.5%				
Oregon Bond Bank, Revenue (Economic Community Development Department) (Insured; MBIA)	5.50	1/1/14	1,190,000	1,236,981
Oregon Housing and Community Services Department, SFMR (Mortgage Program)	6.45	7/1/26	275,000	277,723
Sweet Home School District Number 55, Linn County, GO (Insured; FSA)	5.50	6/15/11	1,375,000 [a]	1,488,025
Pennsylvania--6.8%				
Ambridge Borough Municipal Authority, Sewer Revenue (Insured; FSA)	4.50	10/15/31	2,535,000 [b]	2,580,453
Dauphin County General Authority, Revenue (Office and Parking, Riverfront Office)	6.00	1/1/25	2,000,000	1,941,940
Pennsylvania Housing Finance Agency, Capital Fund Securitization Revenue (Insured; FSA)	5.00	12/1/25	5,000,000	5,330,100
Philadelphia Hospitals and Higher Education Facilities Authority, Health System Revenue (Jefferson Health System)	5.00	5/15/11	1,410,000	1,447,464
Washington County Industrial Development Authority, PCR (West Penn Power Co. Mitchell Station Project) (Insured; AMBAC)	6.05	4/1/14	2,500,000	2,520,200
Tennessee--.5%				
Sullivan County Industrial Board, Revenue (Collateralized; GNMA)	6.35	7/20/27	1,000,000	1,021,320
Texas--7.4%				
Austin, Utility System Revenue (Insured; FSA)	5.13	11/15/16	2,000,000	2,027,680

Austin Convention Enterprises Inc., Convention Center Hotel First Tier Revenue	6.60	1/1/21	1,500,000	1,591,035
Austin Convention Enterprises Inc., Convention Center Hotel Second Tier Revenue	5.75	1/1/24	1,500,000 b	1,589,415
Leander Independent School District, Tax School Building (Permanent School Fund Guaranteed)	0.00	8/15/30	2,000,000	593,840
Leander Independent School District, Tax School Building (Permanent School Fund Guaranteed)	0.00	8/15/31	9,110,000	2,555,082
Little Elm Independent School District (Permanent School Fund Guaranteed)	0.00	8/15/22	1,285,000	563,190
Mesquite Independent School District, Tax and School Building (Permanent School Fund Guaranteed)	0.00	8/15/28	4,675,000	1,627,975
North Harris Montgomery Community College District (Insured; FGIC)	5.38	2/15/17	1,945,000	2,101,281
Prosper, Combination Tax and Revenue Certificates of Obligation (Insured; FGIC)	4.50	8/15/25	780,000	794,399
Wylie Independent School District, Tax School Building (Permanent School Fund Guaranteed)	0.00	8/15/24	3,500,000	1,518,825
Vermont--.8%				
Vermont Municipal Bond Bank (Insured; MBIA)	5.00	12/1/17	720,000	777,967
Vermont Municipal Bond Bank (Insured; MBIA)	5.00	12/1/22	805,000	860,843
Virginia--2.2%				
Hampton Redevelopment and Housing Authority, Senior Living Association Revenue (Collateralized; GNMA)	5.88	7/20/16	1,825,000	1,882,049
Middle River Regional Jail Authority, Jail Facility Revenue (Insured; MBIA)	5.00	5/15/19	1,200,000	1,299,444
Virginia Transportation Board, Transportation Revenue (U.S. Route 58 Corridor)	5.00	5/15/17	1,300,000	1,384,474
West Virginia--.5%				
Pleasants County Commission, PCR (West Penn Power Co. Pleasants Station Project) (Insured: AMBAC and MBIA)	6.15	5/1/15	1,000,000	1,018,030

Wisconsin--.5%

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Milwaukee Housing Authority, MFHR (Veterans Housing Projects) (Collateralized; FNMA)	5.10	7/1/22	1,000,000	1,064,020
Total Long-Term Municipal Investments (cost $192,110,772)				**200,710,498**

Short-Term Municipal Investments--3.0%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Kansas--.6%				
Kansas Development Finance Authority, Revenue (Sisters of Charity of Leavenworth Health System) (Liquidity Facility; JPMorgan Chase Bank)	3.57	12/1/06	1,200,000 c	1,200,000
Pennsylvania--1.4%				
Geisinger Authority, Health System Revenue (Geisinger Health System) (Liquidity Facility; Wachovia Bank)	3.57	12/1/06	2,000,000 c	2,000,000
Langhorne Manor Borough Higher Education and Health Authority, Retirement Communities Revenue (Wesley Enhanced Living Obligated Group) (Insured; Radian and Liquidity Facility; Citizens Bank of Pennsylvania)	3.58	12/1/06	1,000,000 c	1,000,000
Texas--.5%				
Bell County Health Facilities Development Corporation, HR (Scott and White Memorial Hospital and Scott, Sherwood and Brindley Foundation Project) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.57	12/1/06	1,000,000 c	1,000,000
Utah--.5%				
Salt Lake County, PCR, Refunding (Service Station Holdings Inc. Project)	3.57	12/1/06	1,000,000 c	1,000,000
Total Short-Term Municipal Investments (cost $6,200,000)				**6,200,000**
Total Investments (cost $198,310,772)			**100.9%**	**206,910,498**
Liabilities, Less Cash and Receivables			**(.9%)**	**(1,806,896)**
Net Assets			**100.0%**	**205,103,602**

a   These securities are prefunded; the date shown represents the prefunded date. Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Purchased on a delayed delivery basis.

c   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Premier Select Intermediate Municipal Bond Fund

November 30, 2006 (Unaudited)

Long-Term Municipal Investments--98.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--1.9%				
Jefferson County Public Building Authority, LR Warrants (Insured; AMBAC)	5.13	4/1/17	2,380,000	2,621,856
Alaska--2.3%				
Alaska Housing Finance Corp., Mortgage Revenue	5.10	6/1/12	965,000	975,625
Alaska Student Loan Corp., Education Loan Revenue	5.00	6/1/18	2,000,000	2,156,820
Arizona--2.1%				
Salt River Project Agricultural Improvement and Power District, COP (Desert Basin Independent Trust) (Insured; MBIA)	5.00	12/1/18	2,700,000	2,891,754
Arkansas--2.1%				
Arkansas Development Finance Authority, Construction Revenue (Public Health Laboratory Project) (Insured; AMBAC)	5.00	12/1/17	1,025,000	1,099,804
University of Arkansas Board of Trustees, Various Facility Revenue (Fayetteville Campus) (Insured; FSA)	5.50	12/1/11	1,610,000 [a]	1,753,902
California--10.0%				
California Department of Water Resources, Power Supply Revenue (Insured; XLCA)	5.38	5/1/12	3,000,000 [a]	3,312,000
California Public Works Board, LR (University of California) (Insured; AMBAC)	5.40	12/1/16	1,000,000	1,037,720
Central Basin Municipal Water District, COP (Central Basin Refunding Project) (Insured; AMBAC)	5.00	8/1/15	1,135,000	1,227,854
Clovis Public Financing Authority, Water Revenue (Insured; AMBAC)	5.00	3/1/17	1,820,000	1,963,016
Glendale Community College District (Election of 2002) (Insured; FGIC)	0.00	8/1/17	810,000	527,521
Glendale Community College District (Election of 2002) (Insured; FGIC)	0.00	8/1/18	1,100,000	684,244
Indian Wells Redevelopment Agency,				

Tax Allocation Revenue (Consolidated Whitewater Redevelopment Project Area) (Insured; AMBAC)	5.00	9/1/13	1,050,000 a	1,147,566
Indian Wells Redevelopment Agency, Tax Allocation Revenue (Consolidated Whitewater Redevelopment Project Area) (Insured; AMBAC)	5.00	9/1/17	475,000	513,784
San Diego Community College District (Election of 2002) (Insured; FSA)	5.00	5/1/19	500,000	539,940
San Francisco City and County Public Utilities Commission, Water Revenue (Insured; FSA)	5.00	11/1/11	1,590,000 a	1,703,192
West Sacramento Redevelopment Agency, Tax Allocation Revenue (West Sacramento Redevelopment Project) (Insured; MBIA)	4.75	9/1/16	1,000,000	1,037,370
Colorado--2.1%				
Archuleta and Hinsdale Counties (School District Number 50JT) (Insured; MBIA)	5.50	12/1/06	750,000 a	757,537
Black Hawk, Device Tax Revenue	5.00	12/1/14	500,000	521,185
Black Hawk, Device Tax Revenue	5.00	12/1/18	600,000	617,976
Colorado Water Resources and Power Development Authority, Drinking Water Revenue	5.25	9/1/15	1,000,000	1,035,740
Delaware--4.5%				
Delaware Economic Development Authority, PCR (Delmarva Power and Light Co. Project) (Insured; AMBAC)	4.90	5/1/11	5,000,000	5,243,450
Delaware Housing Authority, Revenue	5.15	7/1/17	890,000	899,336
Florida--12.7%				
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program) (Insured; MBIA)	5.50	10/1/17	2,000,000	2,147,760
Florida Department of Children and Family Services, COP (South Florida Evaluation Treatment Center Project)	5.00	10/1/21	1,000,000	1,073,380
Florida Department of Corrections, COP (Okeechobee Correctional Institution) (Insured; AMBAC)	5.00	3/1/15	1,000,000	1,092,570
Florida State University Financial Assistance Inc., Educational and Athletic Facilities				

Improvement Revenue (Insured; AMBAC)	5.00	10/1/18	1,705,000	1,838,246
JEA,				
Saint Johns River Power Park System Revenue	5.00	10/1/18	1,000,000	1,055,450
Lee County,				
Transportation Facilities Revenue (Sanibel Bridges and Causeway Project) (Insured; CIFG)	5.00	10/1/22	1,820,000	1,959,175
Orlando,				
Capital Improvement Special Revenue	4.75	10/1/22	2,875,000	2,939,860
Pace Property Finance Authority Inc., Utility System Improvement Revenue (Insured; AMBAC)	5.13	9/1/12	1,055,000	1,087,568
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/21	2,000,000	2,178,220
University of Central Florida, COP (UCF Convocation Corp. Master Lease Program) (Insured; FGIC)	5.00	10/1/18	1,765,000	1,919,579
Georgia--.6%				
Atlanta,				
GO Public Improvement	5.00	12/1/07	825,000 a	837,127
Idaho--5.3%				
Boise State University,				
General Revenue (Insured; MBIA)	5.00	4/1/18	1,215,000	1,327,630
Idaho Housing and Finance Association, SFMR (Insured; FHA)	5.55	7/1/16	295,000	301,272
Kootenai County School District Number 273 (Post Falls)	5.00	8/15/17	1,150,000	1,263,333
Nampa (Insured; FGIC)	5.00	8/1/18	1,035,000	1,133,884
Nampa School District Number 131, GO (Insured; MBIA)	5.00	8/15/22	3,000,000	3,261,150
Illinois--.7%				
Southwestern Illinois Development Authority, Local Government Program Revenue (Triad Community Unit School District Number 2 Project) (Insured; MBIA)	0.00	10/1/22	1,750,000	894,915
Louisiana--3.9%				
Jefferson Parish Hospital Service District Number 2, HR (Insured; FSA)	5.25	7/1/11	540,000	565,423
Louisiana Office Facilities Corp.,				

LR (Capital Complex Program)				
(Insured; AMBAC)	5.50	5/1/15	705,000	759,285
Louisiana Office Facilities Corp.,				
LR (Capital Complex Program)				
(Insured; MBIA)	5.25	3/1/17	1,500,000	1,564,035
Louisiana Stadium and Exposition				
District, Hotel Occupancy Tax				
(Insured; FGIC)	5.25	7/1/09	1,000,000 a	1,061,290
Orleans Parish School Board				
(Insured; FGIC)	5.20	2/1/14	1,355,000	1,358,076
Maryland--3.2%				
Maryland Community Development				
Administration, Department of				
Housing and Community				
Development, Residential				
Revenue (Single Family Program)	4.75	4/1/13	800,000	826,424
Maryland Economic Development				
Corp., LR (Montgomery County				
Wayne Avenue Parking Garage				
Project)	5.25	9/15/14	1,295,000	1,408,766
Maryland Health and Higher				
Educational Facilities				
Authority, Revenue (University				
of Maryland Medical Systems)	5.75	7/1/17	2,000,000	2,174,100
Massachusetts--2.9%				
Massachusetts,				
Special Obligation Refunding				
Notes (Federal Highway Grant				
Anticpation Note Program)				
(Insured; FSA)	5.00	12/15/14	3,585,000	3,915,931
Michigan--2.8%				
Greater Detroit Resource Recovery				
Authority, RRR (Insured; AMBAC)	6.25	12/13/08	1,000,000	1,052,110
Jonesville Community Schools				
(School Bond Loan Fund				
Guaranteed) (Insured; MBIA)	5.00	5/1/16	685,000	749,828
Jonesville Community Schools				
(School Bond Loan Fund				
Guaranteed) (Insured; MBIA)	5.00	5/1/17	720,000	785,966
Lincoln Consolidated School				
District (School Bond Loan				
Fund Guaranteed) (Insured; FSA)	5.00	5/1/16	1,155,000	1,264,309
Minnesota--1.0%				
Hopkins Independent School				
District Number 270, GO				
(Alternative Facilities)				
(Insured; MBIA)	4.13	2/1/22	1,325,000	1,329,505
Mississippi--1.4%				
Biloxi Public School District,				
GO (Insured; FGIC)	5.00	6/15/11	1,145,000	1,209,383
Horn Lake,				
Special Assessment (DeSoto				

Commons Project) (Insured; AMBAC)	5.00	4/15/16	625,000	679,163
Missouri--1.2%				
Missouri Highway and Transportation Commission, State Road Revenue	5.00	2/1/17	1,000,000	1,051,530
Missouri Housing Development Commission, MFHR (Insured; FHA)	4.85	12/1/11	545,000	563,993
Montana--3.8%				
Montana Facility Finance Authority, Prerelease Center Revenue (Alternatives Inc., Project) (Insured; XLCA)	5.25	10/1/20	1,080,000	1,203,239
Montana Facility Finance Authority, Prerelease Center Revenue (Alternatives Inc., Project) (Insured; XLCA)	5.25	10/1/23	1,615,000	1,789,517
Montana State University Board of Regents of Higher Education, Facilities Revenue (Insured; AMBAC)	5.00	11/15/18	2,015,000	2,190,648
Nebraska--1.8%				
Dodge County School District, Number 001 Fremont (Insured; FSA)	5.00	12/15/16	2,240,000	2,435,395
Nevada--1.2%				
Las Vegas Convention and Visitors Authority, Revenue (Insured; AMBAC)	5.75	7/1/09	1,500,000 a	1,596,615
New York--1.9%				
New York City Municipal Water Finance Authority, Water and Sewer System Revenue	5.25	6/15/15	1,405,000	1,516,838
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.00	1/1/16	1,000,000	1,060,450
North Carolina--.9%				
North Carolina Eastern Municipal Power Agency, Power System Revenue	7.00	1/1/08	1,250,000	1,293,263
Ohio--.6%				
Cleveland - Cuyahoga County Port Authority, Development Revenue (Columbia National Group, Inc. Project)	5.00	5/15/20	815,000	825,905
Oklahoma--.6%				
Oklahoma Development Finance Authority, Health Facilities Revenue (Oklahoma Hospital Association) (Insured; AMBAC)	5.13	6/1/12	785,000	834,400
Oregon--.8%				
Washington County,				

Full Faith and Credit				
Refunding Obligations	5.00	6/1/19	1,000,000	1,109,040
Pennsylvania--6.9%				
Coatesville Area School District,				
GO (Insured; FSA)	5.25	8/15/17	4,000,000	4,417,920
Harrisburg Authority,				
Office and Parking Revenue	5.75	5/1/08	700,000	712,299
Harrisburg Redevelopment				
Authority, Revenue (Insured;				
FSA)	0.00	11/1/17	2,750,000	1,767,397
Sayre Health Care Facilities				
Authority, Revenue (Guthrie				
Health Issue)	6.25	12/1/14	1,000,000	1,112,530
State Public School Building				
Authority, School Revenue				
(School District of Haverford				
Township Project) (Insured;				
XLCA)	5.25	3/15/21	1,210,000	1,341,696
South Carolina--3.1%				
Anderson,				
Water and Sewer System				
Revenue (Insured; MBIA)	5.00	7/1/17	890,000	957,862
Charleston County Airport				
District, Airport Systems				
Revenue (Insured; XLCA)	5.00	7/1/15	1,950,000	2,123,725
Pickens County School District				
(School District Enhance				
Program)	5.00	5/1/12	1,135,000	1,172,273
Texas--8.8%				
Arlington,				
Dallas Cowboys Complex Special				
Obligations (Tax-Exempt				
Special Tax) (Insured; MBIA)	5.00	8/15/16	2,000,000	2,184,640
Austin Convention Enterprises				
Inc., Convention Center Hotel				
Second Tier Revenue	6.00	1/1/15	1,580,000 [b]	1,696,462
Barbers Hill Independent School				
District, Schoolhouse				
(Insured; FGIC)	5.00	2/15/21	1,010,000	1,085,508
Dallas-Fort Worth International				
Airport, Joint Improvement Revenue				
(Insured; FSA)	5.75	11/1/16	1,735,000	1,949,567
El Paso,				
Water and Sewer Revenue				
(Insured; FSA)	5.00	3/1/14	1,000,000	1,085,420
Mesquite Independent School				
District, Tax and School				
Building (Permanent School				
Fund Guaranteed)	0.00	8/15/20	1,000,000	538,610
Midlothian Independent School				
District, Tax School Building				
(Permanent School Fund				

Guaranteed)	0.00	2/15/21	2,000,000	1,043,040
North Harris Montgomery Community College District (Insured; FGIC)	5.38	2/15/17	1,000,000	1,080,350
Texas Department of Housing and Community Affairs, SFMR (Insured; FSA)	4.80	9/1/20	1,320,000	1,357,132
Virginia--1.6%				
Fairfax County Redevelopment and Housing Authority, LR (James Lee Community Center)	5.25	6/1/19	1,120,000	1,192,587
Newport News, GO General Improvement and GO Water	5.00	11/1/16	855,000	928,804
Washington--4.5%				
Energy Northwest, Wind Project Revenue	5.60	1/1/07	1,000,000 [a]	1,031,590
King County School District Number 405 (Bellevue) (Insured; FGIC)	5.00	12/1/14	1,000,000	1,077,270
Washington Economic Development Finance Authority, EDR (Benaroya Research Institute at Virginia Mason Project)	4.00	6/1/24	2,945,000	2,821,369
Washington Health Care Facilities Authority, Revenue (Gray Harbor Community Hospital) (Insured; Radian)	5.75	7/1/10	1,180,000	1,205,394
West Virginia--1.5%				
West Virginia Higher Education Policy Commission, Revenue (Higher Education Facilities) (Insured; FGIC)	5.00	4/1/21	1,000,000	1,074,160
West Virginia Housing Development Fund, Housing Finance	5.00	11/1/14	1,000,000	1,025,770
Total Long-Term Municipal Investments (cost $130,935,256)				**134,738,113**

Short-Term Municipal Investments--1.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Montana--.2%				
Montana Facility Finance Authority, Revenue (Sisters of Charity of Leavenworth Health System) (Liquidity Facility; JPMorgan Chase Bank)	3.57	12/1/06	310,000 [c]	310,000
Pennsylvania--.9%				
Langhorne Manor Borough Higher Education and Health Authority, Retirement Communities Revenue (Wesley Enhanced Living Obligated Group) (Insured; Radian Group and Liquidity Facility;				

Citizens Bank Of Pennsylvania)	3.58	12/1/06	1,200,000 c	1,200,000
Total Short-Term Municipal Investments (cost $1,510,000)				**1,510,000**
Total Investments (cost $132,445,256)			**99.8%**	**136,248,113**
Cash and Receivables (Net)			**.2%**	**268,912**
Net Assets			**100.0%**	**136,517,025**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Purchased on a delayed delivery basis.

c Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes

RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus High Yield Municipal Bond Fund

November 30, 2006 (Unaudited)

Long-Term Municipal Investments--105.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Arizona--2.0%				
Pima County Industrial Development Authority, Education Facility Revenue (Choice Education and Development Corporation Project)	6.38	6/1/36	2,000,000	2,066,140
California--1.1%				
California Statewide Communities Development Authority, Revenue (Bentley School)	6.75	7/1/32	1,000,000	1,092,450
Colorado--8.0%				
Arista Metropolitian District, Special Revenue	6.75	12/1/35	1,000,000	1,085,240
Colorado Educational and Cultural Facilities Authority, Revenue (Cerebral Palsy of Colorado Project)	6.25	5/1/36	1,275,000	1,323,144
Colorado Health Facilities Authority, Revenue (Christian Living Communities Project)	5.75	1/1/37	2,000,000	2,106,100
Denver City and County, Special Facilities Airport Revenue (United Airlines Project)	6.88	10/1/32	880,000	911,680
El Paso County, SFMR (Collateralized: FNMA and GNMA)	6.20	11/1/32	1,195,000	1,250,293
Murphy Creek Metropolitan District Number 3, GO Improvement	6.13	12/1/35	1,380,000	1,487,806
District of Columbia--2.1%				
District of Columbia Tobacco Settlement Financing Corp., Tobacco Settlement Asset-Backed Bonds	6.50	5/15/33	620,000	750,423
District of Columbia Tobacco Settlement Financing Corp., Tobacco Settlement Asset-Backed Bonds	0.00	6/15/46	11,560,000	1,085,600
Metropolitan Washington Airports Authority, Special Facilities Revenue (Caterair International Corp.)	10.13	9/1/11	320,000	320,509
Florida--5.3%				
Palm Bay, Educational Facilities Revenue				

(Patriot Charter School Project)	7.00	7/1/36	3,000,000	3,292,860
Santa Rosa Bay Bridge Authority, Revenue	0.00	7/1/17	1,000,000	537,910
Santa Rosa Bay Bridge Authority, Revenue	0.00	7/1/21	1,380,000	592,613
Winter Garden Village at Fowler Groves Community Development District, Special Assessment	5.65	5/1/37	1,000,000	1,044,110
Georgia--2.9%				
Georgia Housing and Finance Authority, SFMR	5.60	12/1/32	1,965,000	2,031,535
Milledgeville and Baldwin County Development Authority, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.63	9/1/30	900,000	982,764
Illinois--4.1%				
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.00	10/1/33	565,000	592,402
Chicago O'Hare International Airport, Special Facilities Revenue (American Airlines Inc. Project)	8.20	12/1/24	1,300,000	1,340,300
Illinois Educational Facilities Authority, Student Housing Revenue (University Center Project)	6.25	5/1/12	1,000,000 a	1,140,010
Lombard Public Facilities Corp., Conference Center and First Tier Hotel Revenue	7.13	1/1/36	1,000,000	1,081,700
Iowa--1.0%				
Coralville, Annual Appropriation Urban Renewal Tax Increment Revenue	6.00	6/1/36	1,000,000	1,048,320
Kansas--5.2%				
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	5.70	12/1/35	1,320,000	1,381,710
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	6.25	12/1/35	3,645,000	3,903,759
Kentucky--2.9%				
Kentucky Area Development Districts Financing Trust, COP (Lease Acquisition Program)	5.50	5/1/27	1,070,000	1,148,656
Three Forks Public Properties Corp., First Mortgage Revenue				

(Regional Detention Facility Project)	5.50	12/1/20	1,760,000	1,829,890
Michigan--6.7%				
Charyl Stockwell Academy, COP	5.90	10/1/35	2,080,000	2,184,166
Detroit, Sewage Disposal Revenue (Insured; FSA)	5.63	1/1/27	2,000,000 [b,c]	2,003,000
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.00	7/1/35	1,000,000	1,117,740
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	1,530,000	1,530,061
Missouri--1.8%				
Barton County, HR	5.45	7/1/31	1,000,000	1,037,520
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	7.50	3/1/31	785,000	814,500
Nebraska--1.2%				
Mead Village, Tax Increment Revenue (E3 Biofuels-Mead LLC Project)	5.75	1/1/22	1,250,000	1,274,925
New Hampshire--2.1%				
New Hampshire Health and Education Facilities Authority, Revenue (The Memorial Hospital Issue)	5.25	6/1/36	2,000,000	2,118,920
New Jersey--8.4%				
New Jersey Economic Development Authority, EDR (United Methodist Homes of New Jersey Obligated Group Issue)	5.50	7/1/19	1,000,000	1,021,610
New Jersey Economic Development Authority, First Mortgage Revenue (Seashore Gardens Living Center Project)	5.38	11/1/36	850,000	862,036
New Jersey Economic Development Authority, Retirement Community Revenue (Seabrook Village, Inc. Facility)	5.25	11/15/36	2,250,000 [b]	2,308,747
New Jersey Economic Development Authority, Revenue (Gloucester Marine Terminal Project)	6.63	1/1/37	2,000,000	2,089,280
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/29	1,475,000	1,528,144
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds	6.75	6/1/39	700,000	805,595

New Mexico--1.4%				
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Revenue (Collateralized: FHLMC, FNMA and GNMA)	6.15	7/1/35	1,310,000	1,409,324
New York--4.2%				
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	1,500,000	1,601,925
New York Liberty Development Corporation, Revenue (National Sports Museum Project)	6.13	2/15/19	2,500,000	2,665,575
Oregon--1.0%				
Western Generation Agency, Cogeneration Project Revenue (Wauna Cogeneration Project)	5.00	1/1/21	1,000,000	1,019,750
Other State--2.1%				
Munimae Tax Exempt Subsidiary LLC	5.90	9/30/20	2,000,000	2,137,040
Pennsylvania--6.7%				
Allegheny County Industrial Development Authority, EIR (United States Steel Corp. Project)	5.50	11/1/16	1,000,000	1,065,580
Bucks County Industrial Development Authority, Retirement Community Revenue (Ann's Choice, Inc. Facility)	6.25	1/1/35	1,500,000	1,597,005
Lehman Municipal Trust Receipts (Pennsylvania Economic Development Financing Authority)	7.75	6/1/31	2,000,000 [d,e]	2,096,810
Montgomery County Higher Education and Health Authority, First Mortgage Improvement Revenue (AHF/Montgomery Inc. Project)	6.88	4/1/36	2,000,000	2,147,340
Rhode Island--1.2%				
Central Falls Detention Facility Corp., Detention Facility Revenue (The Donald W. Wyatt Detention Facility)	7.25	7/15/35	1,100,000	1,246,058
South Carolina--3.9%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	7.25	12/1/28	2,600,000 [d,e]	2,884,804
Securing Assets for Education, Installment Purchase Revenue (Berkeley County School District Project)	5.13	12/1/30	1,000,000	1,075,340
Tennessee--1.0%				

The Health, Educational and Housing Facility Board of the City of Chattanooga, Revenue (CDFI Phase 1, LLC Project)	6.00	10/1/35	1,000,000	1,066,600
Texas--19.3%				
Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines, Inc. Project)	7.50	12/1/29	2,100,000	2,143,050
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	5.75	1/1/34	5,000,000 b	5,281,850
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corp. Revenue (American Airlines, Inc.)	6.38	5/1/35	2,140,000	2,199,043
Gulf Coast Industrial Development Authority, Environmental Facilities Revenue (Microgy Holdings Project)	7.00	12/1/36	5,000,000	5,111,700
Texas Public Finance Authority, Charter School Finance Corporation, Education Revenue (Burnham Wood Charter School Project)	6.25	9/1/36	2,250,000	2,340,023
Willacy County Local Government Corp., Project Revenue	6.00	3/1/09	2,500,000	2,549,475
Virginia--1.0%				
Virginia College Building Authority, Educational Facilities Revenue (Regent University Project)	5.00	6/1/21	1,000,000	1,056,130
Washington--3.0%				
Snohomish County Housing Authority, Revenue (Whispering Pines Apartments Project)	5.60	9/1/25	1,675,000	1,765,433
Snohomish County Housing Authority, Revenue (Whispering Pines Apartments Project)	5.75	9/1/30	1,250,000	1,330,737
West Virginia--1.8%				
The County Commission of Ohio County, Special District Excise Tax Revenue (Fort Henry Economic Opportunity Development District - The Highlands Project)	5.63	3/1/36	1,740,000	1,822,250
Wisconsin--3.0%				
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	7.99	6/1/27	2,880,000 d,e	3,118,262

Wyoming--1.0%				
Sweetwater County,				
SWDR (FMC Corp. Project)	5.60	12/1/35	1,000,000	1,069,230
Total Long-Term Municipal Investments				
(cost $103,644,637)				**107,924,502**

Short-Term Municipal Investments--4.7%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Alabama--1.2%				
Mobile County Industrial Development Authority, PCR, Refunding (ExxonMobil Project)	3.50	12/1/06	1,200,000 f	1,200,000
Alaska--.5%				
Valdez,				
Marine Terminal Revenue, Refunding (Exxon Pipeline Co. Project)	3.55	12/1/06	500,000 f	500,000
Pennsylvania--.6%				
Pennsylvania Higher Educational Facilities Authority, Revenue, Refunding (Carnegie Mellon University) (Liquidity Facility; JPMorgan Chase Bank)	3.63	12/1/06	650,000 f	650,000
Texas--2.4%				
Tarrant County Health Facilities Development Corporation, Revenue, Refunding (The Cumberland Rest, Inc. Project) (Insured; Radian Group and Liquidity Facility; Bank of America)	3.76	12/1/06	800,000 f	800,000
Texas Water Development Board, State Revolving Fund Subordinate Lien Revenue, Refunding (Liquidity Facility; JPMorgan Chase Bank)	3.66	12/1/06	1,650,000 f	1,650,000
Total Short-Term Municipal Investments				
(cost $4,800,000)				**4,800,000**
Total Investments (cost $108,444,637)			**110.1%**	**112,724,502**
Liabilities, Less Cash and Receivables			**(10.1%)**	**(10,356,500)**
Net Assets			**100.0%**	**102,368,002**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Purchased on a delayed delivery basis.

c Variable rate security--interest rate subject to periodic change.

d Collateral for floating rate borrowings.

e Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2006, these securities amounted to $8,099,876 or 7.9% of net assets.

f Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment In Lieu Of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Statement of Financial Futures   November 30, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Depreciation at 11/30/2006
Financial Futures Short				
U.S. Treasury 10 Year Note	50	(5,455,469)	December 2006	**(64,213)**